Exhibit 99.3

TUANCHE LIMITED

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
Net loss	(30,698)	(40,675)	(5,596)
Add:
Depreciation and amortization	—	—	—
Subtract:
Interest income, net	69	(442)	(61)
EBITDA	(30,767)	(40,233)	(5,535)
Add:
Share-based compensation expenses	4,007	15,505	2,133
Change in fair value of warrant liability	(11,551)	(2,338)	(322)
Impairment of long-lived assets	1,515	300	41
Adjusted EBITDA	(36,796)	(26,766)	(3,683)

Net loss	(30,698)	(40,675)	(5,596)
Add:
Share-based compensation expenses	4,007	15,505	2,133
Change in fair value of warrant liability	(11,551)	(2,338)	(322)
Impairment of long-lived assets	1,515	300	41
Adjusted net loss	(36,727)	(27,208)	(3,744)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(36,727)	(27,208)	(3,744)
Weighted average number of ordinary shares
Basic and diluted	399,544,700	421,273,519	421,273,519
Adjusted net loss per share from operations
Basic and diluted	(0.09)	(0.06)	(0.01)